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                               September 19, 2022

       Dara Allbright
       Chief Executive Officer
       Worthy Property Bonds, Inc.
       11175 Cicero Dr., Suite 100
       Alpharetta, GA 30022

                                                        Re: Worthy Property
Bonds, Inc.
                                                            Amendment No. 7 to
Offering Statement on Form 1-A
                                                            Filed September 2,
2022
                                                            File No. 024-11563

       Dear Ms. Allbright:

             We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Amended Form 1-A filed September 2, 2022

       The amount of repayments that bond holders demand at a given time may exceed the amount of funds we have available to make such payments, page 11

   1. We note that the Worthy Peer Capital Form 1-SA filed September 13, 2022 states that on
                                                        August 22, 2022, your
affiliate Worthy Peer Capital, Inc. advised all of its bondholders that some of its
borrowers have been unable to meet their repayment due date obligations causing current
illiquidity of its loan portfolio, and that as a result, Worthy Peer Capital,
                                                        Inc. has temporarily
delayed the redemption of outstanding bonds. Please revise this risk factor to discuss this
matter, in order to provide context to the risks being discussed.
                                                        Disclose any provision
in the terms of the Worthy Property Bonds or related Investor
                                                        Agreement that would
permit you to delay repayment for more than five business days after the date of an
investor demand, or 30 days if the aggregate principal amount is
 Dara Allbright
Worthy Property Bonds, Inc.
September 19, 2022
Page 2
       greater than $50,000. Disclose the potential consequences if you were to delay demand repayments beyond those periods, including whether such delays of repayment would constitute an event of default under the terms of the Worthy Property Bonds or
       related Investor Agreement. Additionally, update the "Background     the
Worthy group of
       companies" section on page 24 to address Worthy Peer Capital, Inc.'s delay in the redemption of outstanding bonds.
We are not registered as an issuer-dealer in the State of Florida, page 16

2. Please clarify your statement that you have "elected to not offer or sell [y]our Worthy
       Property Bonds in this Offering from or into the State of Florida" to state whether you have applied for and have received an issuer-dealer registration in the state of Florida.
Auto-Invest Program, page 45

3. Please revise to state that you will present the latest offering circular to investors prior to each auto-investment. Refer to Securities Act Rule 251(d)(1)(iii). Please contact Tonya K. Aldave at (202) 551-3601 or John Dana Brown at
(202) 551-
3859 with any questions.



                                                                Sincerely,
FirstName LastNameDara Allbright
                                                                Division of
Corporation Finance
Comapany NameWorthy Property Bonds, Inc.
                                                                Office of
Finance
September 19, 2022 Page 2
cc:       Clint J. Gage, Esq.
FirstName LastName